January 13, 2017

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Aaron's Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-13941

Dear Mr. O’Brien:

This letter sets forth the responses of Aaron's, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the Fiscal Year Ended December 31, 2015, Exhibit 99.1 to the Current Report on Form 8-K filed on October 28, 2016, the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, the Staff's comment letter dated November 21, 2016, and the Company's response dated December 6, 2016. The Staff’s comments were provided to the Company in a letter dated December 27, 2016. For the convenience of the Staff, the text of the comments are reproduced in their entirety followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 1: Business and Summary of significant Accounting Policies, page 56

Lease Merchandise, page 57

Comment 1:
We have read your response to prior comment 2 from our letter dated November 21, 2016. We note that you propose to net merchandise written off against recoveries. If material, please separately disclose recoveries so an investor can assess that period’s write-offs.

Response 1:
Recoveries were $12.5 million, $14.1 million and $9.0 million for the nine months ended September 30, 2016, the year ended December 31, 2015 and the year ended December 31, 2014, respectively, which represent approximately 1% of the net lease merchandise balance at each period end. We believe that recoveries are not material for separate disclosure.

Notes Receivable, page 60

Comment 2:
We note your response to prior comment 4 from our letter dated November 21, 2016. Please describe the nature of the sales commission paid to third-parties and identify these third-parties. With reference to ASC 310-20-55, please also confirm and clarify that the costs related to DAMI credit department personnel costs for underwriting account applications only include that portion of their total compensation and payroll-related fringe benefits directly related to time spent performing those activities for that loan and other costs related to those activities that would not have been incurred but for that loan.

Response 2:
The Company is obligated to pay independent third-parties a sales commission fee based on the principal amount of each successful credit card loan originated through certain merchant partners. The sales commission fees compensate the third-parties for the identification and introduction of the specific merchant to DAMI that resulted in the successful credit card loan origination. The Company has concluded the sales commission fees meet the criteria of direct loan origination costs in accordance with ASC 310-20-20 and are costs that would not have been incurred but for each specific loan.

In accordance with ASC 310-20-55, the DAMI credit department personnel costs deferred for underwriting account applications only include that portion of their total cash compensation and payroll-related fringe benefits that are directly related to time spent performing those activities on successful credit card loan originations. The Company’s policy is to use the percentage of total loan applications that result in successful credit card loan originations as the basis for determining the amount of DAMI credit personnel costs that are deferred as direct loan origination costs. Since the Company acquired DAMI on October 15, 2015, an average of 30% of all loan applications were approved and resulted in successful loan originations on a monthly basis. Therefore, the Company has deferred approximately 30% of the DAMI credit department personnel costs as direct loan origination costs for the year ended December 31, 2015 and nine-months ended September 30, 2016. These deferred costs do not include any costs for ongoing credit monitoring or collection activities.

Comment 3:
Please provide us with the journal entries you record to reflect the typical transactions recorded through the life-cycle of a DAMI loan. Insure you indicate a hypothetical loan face value and include all transactions with your third-party bank and cardholder as well as the other necessary typical entries. To the extent needed, ensure each journal entry includes a description and reference to appropriate authoritative references.

Response 3:
Below is a summary of a typical transaction and related journal entries recorded through the life-cycle of a DAMI credit card loan, along with a reference to the appropriate authoritative references where needed.

A customer enters a third-party merchant store and applies for a DAMI credit card which he or she will use to finance the purchase of a specified product or service at the merchant. DAMI's internal credit department reviews and approves the customer's application. The customer receives the credit card with a 24-month initial period, a specified credit limit, and a specified interest rate. The customer purchases a product from the merchant for a total cost of $2,500, which is charged on the credit card.

DAMI has pre-negotiated with the merchant a merchant fee discount of 10% of the principal amount of the credit card charge (the loan amount). The merchant fee discount is designed to compensate DAMI for the risk of loss related to the portfolio of cardholder charges and DAMI's direct origination costs.

DAMI originates each credit card charge (loan amount) through its third-party bank partner. Within 72 hours of the credit card charge, DAMI, the merchant, and the third-party bank settle the loan origination transaction and payment is made to the merchant. The settlement results in DAMI making a net payment of $2,262 in cash, which is the principal amount of the loan originated ($2,500) less a merchant fee discount ($250) which is paid to the merchant plus an origination fee ($12) paid to the bank.

The relationship between DAMI and the merchant was brokered by a third-party. As compensation for assistance in originating the credit card loan, DAMI pays the broker a sales commission fee of 1.0% ($25) of the principal amount charged on the credit card (the loan amount).

The cardholder pays principal of $2,500, plus interest over the 24-month initial term of the credit card to DAMI. The cardholder makes all minimum payments on time.1

Key Assumptions in Hypothetical Loan Transaction
	Loan Principal (amount charged on credit card)	$2,500
	Initial period the credit card is active	24 months
	Loan Repayment Period	24 months
	Hypothetical Annual Interest Rate	20%	[2]
	Merchant Fee Discount (10% of Loan Principal)	$250

	Origination Fee Paid to Third-Party Bank	$12
	Internal Underwriting Costs (DAMI credit department personnel costs)	18
	Third-party Broker Sales Commission Fee (1% of Loan Principal)	25
	Total Direct Loan Origination Costs	$55

Journal Entries
Day 1-3	Loans Receivable (principal)	2,500
	Unamortized Origination Costs	12
	Unamortized Merchant Fee Discount		250
	Cash		2,262

To record the settlement of credit card loan originated and acquired through third-party bank partner and the settlement of charge with the merchant. The origination fees paid to the third-party bank are "Direct Loan Origination Costs" as defined by ASC 310-20-20. The merchant fee discount is a "Loan Origination Fee" as defined by ASC 310-20-20. The bank origination fees paid and merchant fee discount should be deferred in accordance with ASC 310-20-25-2. The merchant fee discount and origination costs are netted on the balance sheet with Loans Receivable, net of allowances and unamortized fees in accordance with ASC 310-20-30-2.

	Unamortized Origination Costs	18
	Operating Expenses		18

To defer the portion of total cash compensation and payroll-related fringe benefits directly related to DAMI credit department time spent performing those activities on successful loan originations. The costs deferred are Direct Loan Origination Costs in accordance with ASC 310-20-20 and ASC 310-20-55.

	Unamortized Origination Costs	25
	Cash		25

To defer commissions paid to third-parties for the identification and introduction of the specific merchant to DAMI that resulted in the successful loan origination. The commissions are deferred as they are considered Direct Loan Origination Costs in accordance with ASC 310-20-20.

310-20-20 Glossary
Direct Loan Origination Costs Direct loan origination costs represent costs associated with originating a loan. Direct loan origination costs of a completed loan shall include only the following:
a. Incremental direct costs of loan origination incurred in transactions with independent third parties for that loan.
b.  Certain costs directly related to specified activities performed by the lender for that loan. Those activities include all of the following:
1.  Evaluating the prospective borrower's financial condition
2.  Evaluating and recording guarantees, collateral, and other security arrangements
3.  Negotiating loan terms
4.  Preparing and processing loan documents
5.  Closing the transaction.
The costs directly related to those activities shall include only that portion of the employees' total compensation and payroll-related fringe benefits directly related to time spent performing those activities for that loan and other costs related to those activities that would not have been incurred but for that loan.

Loan Origination Fees
Origination fees consist of all of the following:
b. Fees to reimburse the lender for origination activities
c. Other fees charged to the borrower that relate directly to making the loan (for example, fees that are paid to the lender as compensation for granting a complex loan or agreeing to lend quickly)

	310-20-25-2 Loan origination fees shall be deferred. Likewise, direct loan origination costs shall be deferred.

310-20-25-17 Credit card origination costs shall be netted against the related credit card fee, if any. In situations where a significant fee is charged, the privilege period is the period that the fee entitles the cardholder to use the credit card. If there is no significant fee, the privilege period shall be one year. Significance for this purpose shall be evaluated based on the amount of the fee relative to the related costs.

310-20-25-18 Credit card accounts acquired individually shall be accounted for as originations under this Subtopic. Amounts paid to a third party to acquire individual credit card accounts shall be deferred and netted against the related credit card fee, if any

	310-20-30-2 Loan origination fees and related direct loan origination costs for a given loan shall be offset and only the net amount shall be deferred.

Months 1 - 24	Unamortized Merchant Fee Discount	10.4
	Unamortized Origination Costs		2.3
	Interest and Fees Income on Loans Receivable		8.1

To record monthly accretion of merchant fee discount, net of origination costs, on a straight-line basis over the period the card is active in accordance with ASC 310-20-35-5 and ASC 310-20-35-7. Monthly accretion calculated as ($250 - $55) / 24 months.

310-20-35-5 Fees deferred in accordance with paragraph 310-20-25-15 shall be recognized on a straight-line basis over the period the fee entitles the cardholder to use the card. This accounting shall also apply to other similar card arrangements that involve an extension of credit by the card issuer.

310-20-35-7 The net amount of credit card origination costs netted against the related credit card fee, if any, and recognized in accordance with paragraph 310-20-25-17 shall be amortized on a straight-line basis over the privilege period. That paragraph states that significance for this purpose shall be evaluated based on the amount of the fee relative to the related costs and provides related guidance.

Months 1 - 24	Loans Receivable	xx
	Interest Income on Loans Receivable		xx
	To record interest earned on outstanding principal. Interest revenue calculated as 20% * outstanding principal balance / 12 months.

Months 1 - 24	Cash	xx
	Loans Receivable		xx
	To record cardholder monthly payment of principal and interest.

[1]
The above is the example of the life-cycle of a hypothetical individual loan transaction in which the cardholder makes all minimum principle and interest payments on time, which excludes a provision for credit losses. The Company has an accounting policy to record a provision for credit losses on loans receivable based on our best estimate of probable losses inherent in the loan portfolio, as summarized in the Company's response letter to the Commission dated December 6, 2016 (response 9).

2 The 20% interest rate is a hypothetical interest rate used in this example. Actual interest rates will vary based on many factors including, whether the loan origination includes a promotional fee (zero or reduced interest for the cardholder for a specified period of time). This hypothetical transaction excludes a promotional fee discount as these fees are immaterial in the aggregate (promotional fees for the nine months ended September 30, 2016 were $1.0 million).

Form 8-K filed October 28, 2016

Exhibit 99.1

Comment 4:	We note your response to prior comment 7 from our letter dated November 21, 2016 and have the following additional comments:

•
You indicate that this measure adjusts U.S. GAAP operating expenses to reflect actual loan charges and recoveries as they occur. Please explain why reflecting actual loan charges and recoveries as they occur rather than in accordance with ASC 310-10-35 does not result in an individually tailored operating expense; and

•
In light of the fact that that you believe this measure enables investors and others to assess DAMI’s ability to generate capital to cover credit losses through a credit cycle, please explain why this measure is not more meaningfully identified as a liquidity measure.

Response 4:
While pre-provision, pre-tax loss measure does adjust a GAAP measurement, it is a non-GAAP supplemental measure commonly used in the financial services industry, although others may define this supplemental measure differently than the Company. Management and users of DAMI's financial information use it to evaluate and measure DAMI's performance. Management believes this measure provides users insight into assessing DAMI's operating performance as acquired credit card loans initially recorded at fair value at the time of our acquisition of DAMI on October 15, 2015 are paid off and new originated credit card loans and related allowances are recorded.

Although the pre-provision, pre-tax loss measure has some characteristics of a liquidity measure, management believes the metric is more meaningful and commonly used by the users of the financial information as an operating measure.

We believe investors benefit from this information until our originated credit card portfolio reaches a mature level. In future earnings releases we will include the following language for investors as an additional description.

Due to the growth of our originated credit card loan portfolio subsequent to the October 2015 acquisition of DAMI, we believe pre-provision, pre-tax loss helps investors to assess DAMI’s operating performance until such time as the credit card portfolio reaches levels which management believes will be normal and recurring. Our use of pre-provision, pre-tax loss may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner.

Please feel free to call the undersigned at (678) 402-3388 with any questions concerning our responses to the Staff’s comments.

Sincerely,

/s/ Robert Sinclair
Vice President, Corporate Controller

cc:        Ms. Tracey McKoy, Securities and Exchange Commission
Ms. Jeanne Baker, Securities and Exchange Commission
Mr. Steven Michaels, Aaron's Inc.
Ms. Cynthia Day, Audit Committee Chairman
Mr. Cal Smith, Partner, King & Spalding LLP
Mr. Greg Heston, Partner, EY